

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Michael Miebach
President and Chief Executive Officer
Mastercard Inc.
2000 Purchase Street
Purchase, NY 10577

   Re: Mastercard Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 11, 2011
     File No. 001-32877

Dear Michael Miebach:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services